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February 8, 2007

VIA FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Alyst Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed January 5, 2007 File No. 333-138699

Dear Mr. Reynolds:

On behalf of Alyst Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated January 17, 2007, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to James Lopez.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 2 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

General

1.
We note your response to prior comment two. We also note the revised exercise price of $5.00. It is unclear whether the factors considered in determining the warrant exercise price are the same as the factors currently provided on page 55. Please revise or advise.

The factors considered in determining the warrant exercise price are the same as the factors currently provided on page 55.

Mr. John Reynolds
Securities and Exchange Commission
February 8, 2007

2.
We refer you to prior comment eight. Please revise to include the information regarding selling security holders and the plan of distribution of their securities responsive to Items 507 and 508 of Regulation S-K.

We have revised the disclosure in the Registration Statement to include the information required by Items 507 and 508 of Regulation S-K.

Prospectus Summary

3.
We note your response to prior comment 13. Please expand your disclosure on pages two and 32 to briefly describe the criteria by which you will determine the existence of a controlling interest. For example, indicate whether it would require the right to hold a majority of the seats of the board of directors.

We have revised the disclosure in the Registration Statement to indicate that the Company may acquire a controlling interest of a target business’ equity.

Conversion rights for stockholders, page 7

4.
We note your response to prior comment 21 and the statement that, due to your efforts to obtain waivers from all vendors and target businesses regarding claims they may have against the funds in the trust account, “these have no impact on the calculation.” Please revise to indicate that the estimated conversion price assumes that there will be no successful claims by vendors, target businesses or others against the funds in the trust account.

The conversion price is not impacted by any claims by vendors, target businesses or others against the funds in the trust account. Such claims would only impact the per-share liquidation amount. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

5.
With respect to prior comment 23, please revise pages 13 and 35 to indicate the range of potential indemnification obligations the company used in analyzing the individuals’ ability to satisfy such obligations.

The Company did not set any ranges in analyzing the individuals’ ability to satisfy their indemnification obligations. Instead, the Company simply reviewed the financial information and, given the likelihood of them having to indemnify the trust account, determined that it was likely that they would be able to satisfy such obligations if they arose. Accordingly, we have not revised the disclosure in response to this comment.

Mr. John Reynolds
Securities and Exchange Commission
February 8, 2007

Risk Factors

6.
We note the statements on pages three and 14 regarding qualification of common stock in the jurisdictions in which the holders of the warrants reside. As a warrant holder’s ability to exercise may vary depending on jurisdiction, please include a separate risk factor discussing the state registration requirements, including a statement clarifying in which states you will register (and which you will not) and stating the likely effect that this will have on the warrant holder.

We respectfully refer the Staff to the disclosure contained in the risk factor titled “An investor will only be able to exercise a warrant if the issuance of common stock upon such exercise has been registered or qualified or is deemed exempt under the securities laws of the state of residence of the holder of the warrants.” Such disclosure indicates that at the time that the warrants become exercisable (following the Company’s completion of a business combination), the Company expects to either continue to be listed on a national securities exchange, which would provide an exemption from registration in every state, or the Company would register the warrants in every state (or seek another exemption from registration in such states). Accordingly, the Company believes holders in every state will be able to exercise their warrants as long as the prospectus relating to the common stock issuable upon exercise of the warrants is current. We therefore do not believe that any revision to the disclosure is necessary.

7.
We note your response to prior comment 12 and the revised disclosure on page one regarding the possibility of a transaction outside the industry in which management has the most experience. Consider adding a risk factor discussing management’s limited experience outside the telecommunications industry.

We have added a risk factor relating to management’s limited experience outside of the telecommunications industry as requested.

8.
We note your response to prior comment 27 and discussion of hypothetical share prices, purchasers in the secondary market and other events. We believe that in addition to the concerns you raise, there is risk applicable to the voting decision of shareholders who purchased in this offering due to the virtual certainty that the conversion price will be less than the purchase price. Please consider adding a risk factor explaining the risk to purchasers in this offering.

We have revised the risk factor titled "The ability of our stockholders to exercise their conversion rights may not allow us to effectuate the most desirable business combination or optimize our capital structure." in response to this comment.

Mr. John Reynolds
Securities and Exchange Commission
February 8, 2007

9.	We note your response to prior comment 29. Please revise risk factor six to quantify the amount up to which you will be able to use instead of using the vague term “certain amounts.”

We have revised the disclosure in the Registration Statement to quantify the term “certain amounts” as requested.

10.
We note your response to prior comment 30 and the language in risk factor 13 concerning management’s ability to properly ascertain or assess the merits of an industry or target business. Please expand your disclosure to address potential investors’ reliance on management’s ability to ascertain or assess the merits of an industry and target business.

We have revised the disclosure in the Registration Statement as requested.

Use of Proceeds, page 22

11.
We note the revised disclosure at page 23 regarding the amount of interest income that would be available to you during the 24 months following the consummation of this offering. It is unclear if the estimated timeframe for receipt of the $1.68 million is 24 months or an amount of time less than that. Please revise to clarify.

We have revised the disclosure in the Registration Statement to clarify that the estimated time frame is for the entire 24 month period.

Proposed Business, page 30

12.
We note your response to prior comment 37. Please revise to state, if true, that management has not considered any candidates for promoters or affiliates that it anticipates using in connection with sourcing business combinations or conducting due diligence.

We have revised the disclosure in the Registration Statement to indicate that the Company has not considered any candidate to provide services in connection with sourcing business combinations or conducting due diligence.

13.
With respect to prior comment 38, please revise to briefly describe management’s “significant experience in negotiating transactions and conducting due diligence on such transactions.” For example, please indicate the number of transactions valued at $50 million for which management has conducted due diligence and negotiations. Similarly, please indicate the industry of any such companies and the responsibility of the individual member of management in such transactions.

We have revised the disclosure in the Registration Statement as requested.

Mr. John Reynolds
Securities and Exchange Commission
February 8, 2007

Management

14.
We note your response to prior comment 44 and the statement that, despite the items identified in the previous comment, “[i]t is not anticipated that [such]items will interfere in any way with the independent directors’ exercise of independent judgment.” Please expand your analysis and reconcile this statement with the directors’ participation in the purchase of insider warrants and the statement in risk factor 27 that the existing stockholders will continue to exert control at least until the consummation of a business combination. For example, in terms of measuring control by share ownership, we note that the Mr. Schriesheim’s holdings are at the same level as that of Messrs. Weksel and Davies. We also note that the letter agreements include the members of the audit committee as “insiders.”

The American Stock Exchange’s definition of “independent” does not take into account equity ownership. Accordingly, under such Exchange’s rules, a director could hold a substantial portion of a company’s stock and still be considered independent. Furthermore, the use of the phrase “insiders” was simply a way to distinguish between the public and existing stockholders. It was not meant to attribute any special meaning to the individuals. Accordingly, we do not believe any revision to the disclosure is necessary.

Conflicts of Interest, page 44

15.
We partially reissue prior comment 47. You state that the types of businesses that these entities typically focus on are not the same types of companies that you will be looking at in terms of size and scope. However, given the statement that the other businesses may seek to acquire a business that is suitable for you to acquire, please revise page 45 to indicate for each entity to priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities. As a non-exclusive example, it is unclear whether it is the company’s understanding that Mr. Schriesheim will be obligated to present a business opportunity discovered in one of his different capacities (as an Alyst Director, Dobson Communications directors, etc.) to one of the other companies before presenting it to Alyst. Your revised disclosure should clearly indicate the criteria management has established for evaluating such conflicts of interest that may arise. If management has not established any such criteria, please revise here and where appropriate to state so.

We have revised the disclosure in the Registration Statement as requested.

Mr. John Reynolds
Securities and Exchange Commission
February 8, 2007

Certain Relationships and Related Transactions, page 48

16.
We reissue prior comment 49. Please revise to identify the amount of securities, purchase price and conversion terms for each individual in the insider warrant purchase agreement instead of providing an aggregate purchase price. Similarly disclose the prices paid by each individual in the August 2006 transaction instead of using an average or approximation.

We have revised the disclosure in the Registration Statement as requested.

17.	Please file the agreement referenced in the last paragraph on page 48.

Please be advised that the agreement referenced in the last paragraph on page 48 was filed as Exhibit 10.16 with the initial filing of the Registration Statement.

Financial Statements, page F-1

Note 2 - Proposed Public Offering, page F-10

18.
We note your response to prior comment 55. As previously requested, please provide us with a schedule listing the public companies used in developing your estimate of expected volatility, along with their market capitalization, their volatility, and the term (e.g., five years) and interval (e.g. daily) of the calculated volatility percentages of these representative companies.

We have attached as Schedule A the list of public companies used in developing the Company’s estimate of expected volatility as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Robert H. Davies Jay Goldman Alan I. Annex, Esq.

Company (c)	SPAC Name	Stock Tkr	Unit Tkr	Calculated Annual Historical Unit Volatility	Volatility Measurement Term Begin (a)	Volatility Measurement Term End	Measurement Period Total Days	Interval	Gross Proceeds at IPO ($ Mil)	Common Stock Market Capitalization at 1/31/2007 ($ Mil) (b)
Nations Health, Inc.	Millstream	NHRX	NHRXU	73.3%	10/07/2003	08/18/2006	1,046	Daily	$24.2	$47.9
Navios Maritime Holdings Inc.	International Shipping	BULK	BULKU	44.0%	01/27/2005	08/18/2006	568	Daily	$196.7	$327.0
RAM Energy Resources, Inc.	Tremisis Energy	RAME	RAMEU	31.5%	06/28/2004	08/18/2006	781	Daily	$38.0	$149.2
etrials Worldwide, Inc.	CEA Acquisition	ETWC	ETWCU	49.1%	03/29/2004	08/18/2006	872	Daily	$24.2	$45.9
Rand Capital Corporation	Rand Acquisition	RAND	RANDU	27.8%	12/10/2004	08/18/2006	616	Daily	$27.6	$25.4

Notes:

(a)	Term Beginning is the 31st trading day after the IPO date.

(b)	Source: NASDAQ Market Website.

(c)
These companies were selected as comparables because, as of the Alyst initial filing date, they were the only SPAC companies which issued since 2003, had completed a business combination and had trading information for their respective units readily available on the official NASDAQ website.